FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-226082-04

Sent: Tuesday, September 10, 2019 10:33 AM
Subject: GSMS 2019-GC42 -- IPTs (Public)(external)

GSMS 2019-GC42 -- IPTs (Public)(external)

$912.734mm Fixed Rate CMBS Offering

Co-Lead Managers and Joint Bookrunners:	Goldman Sachs & Co. LLC, Citigroup and Deutsche Bank
Co-Managers:	AmeriVet Securities and Drexel Hamilton

Class	S&P/Fitch/DBRS	Size($mm)	WAL(yr)	C/E	IPTs	Target $px
A-1	AAA(sf) / AAAsf / AAA(sf)	11.528	2.58	30.000%	S+42a	100-00
A-2	AAA(sf) / AAAsf / AAA(sf)	117.422	4.85	30.000%	S+60a	103-00
A-3#	AAA(sf) / AAAsf / AAA(sf)	270.000	9.82	30.000%	A4-2bps	101-00
A-4#	AAA(sf) / AAAsf / AAA(sf)	305.209	9.88	30.000%	S+95a	103-00
A-AB	AAA(sf) / AAAsf / AAA(sf)	20.849	7.46	30.000%	S+81a	103-00
A-S	AAA(sf) / AAAsf / AAA(sf)	98.394	9.95	20.500%	S+115a	103-00
B	AA-(sf) / AA-sf / AA(sf)	45.313	9.95	16.125%	S+135a	103-00
C	NR / A-sf / A(low)(sf)	44.019	9.95	11.875%	S+170a	103-00

# Final A-3 and A-4 class sizes subject to change.  The A-3 could range from

$100mm to $270mm; the A-4 could, in turn, range from $305.209mm to $475.209mm.

Please see footnote (6) in the attached term sheet for a discussion of the corresponding WALs and principal windows.

Collateral Summary

Initial Pool Balance:	$1,060,426,720
Number of Mortgage Loans:	36
Number of Mortgaged Properties:	94
Average Cut-off Date Mortgage Loan Balance:	$29,456,298
Weighted Average Mortgage Interest Rate:	3.75997%
Weighted Average Remaining Term to Maturity Date/ARD (mos):	112
Weighted Average Remaining Amortization Term (mos):	344
Weighted Average Cut-off Date LTV Ratio:	58.8%
Weighted Average Maturity Date/ARD LTV Ratio:	56.6%
Weighted Average Underwritten DSCR Ratio:	2.66x
Weighted Average Debt Yield on Underwritten NOI:	11.1%
% of Mortgage Loans with Mezzanine Debt:	13.6%
% of Mortgage Loans with Subordinate Debt:	19.4%
% of Mortgage Loans with Preferred Equity:	6.1%
% of Mortgaged Properties with Single Tenants:	33.8%

Property Type:	37.0% Office, 21.9% Retail, 18.6% Industrial,
8.6% Mixed Use, 8.4% Multifamily, 4.6% Hospitality,
0.9% Self Storage

Top 5 States:	18.3% TX, 17.3% NY, 16.0% CA, 7.2% OH, 6.5% FL

Anticipated Timing

Anticipated Pricing:	Late Week of September 9th / Early Week of September 16th
Anticipated Closing:	September 27th

The issuer has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-226082) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED (OTHER THAN ANY STATEMENT RELATING TO THE IDENTITY OF THE LEGAL ENTITY AUTHORIZING OR SENDING THIS COMMUNICATION IN A NON-US JURISDICTION).  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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